
05008705

TRANS AMERICA INDUSTRIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

QUARTER ENDED MARCH 31, 2005

12 G exemption
82-3480

dw 6/8

TRANS AMERICA INDUSTRIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

QUARTER ENDED MARCH 31, 2005

1.1 Date of Report: May 25, 2005

1.2 *Nature of Business and Overall Performance*

Trans America Industries Ltd. is primarily in the minerals exploration business. The Company presently holds one exploration property near Lynn Lake, Manitoba, and a minor interest in a gas well in Alberta. The Company has recently entered into an exploration joint-venture in Shandong Province, China and has become involved in the staking of uranium claims in British Columbia and some American States. These holdings are discussed in detail below.

As of March 31, 2005, the Company had net working capital of $2,561,270. In addition, the Company holds securities with a market value at March 31, 2005, of $2,956,698. Working capital on hand at the year end, December 31, 2004, was $2,059,424, and the value of the Company's market securities was $2,066,278.

Description of the Company's Properties

Lynn Lake, Manitoba

The Company holds 33 contiguous mining claims ("the Property") with a total area of 5,712 hectares. The Property is located approximately 13 kilometres northwest of the Town of Lynn Lake. The claims follow the northern limb of the Lynn Lake greenstone belt and cover the Agassiz Metallotect (iron formation) for some 16 kilometres.

Ground access is limited to the western end of the Property during the summer months and to the eastern end when lakes and rivers are adequately frozen during the winter months.

The claims were acquired by staking, 27 of them in February of 2003 with six additional claims added later.

The Company has recorded $868,514 of work on the claims, equivalent to 10 years of assessment over the entire 5,712 hectares.

Considerable work was completed on the Property during the summer and fall of 2003, with a follow-up diamond drill program during the winter of 2004. Work included trenching with geological evaluation both ground and air geophysics, and 19 diamond drill holes were completed to test 16 separate geophysical targets within the 16 kilometre long property. Although valuable geological information was obtained from the drilling, only anomalous gold values were encountered.

1.2 *Nature of Business and Overall Performance* (Continued)

Description Of Company's Properties (Continued)

Follow-up programs have been recommended by P. James Chornoby, P. Geo. These programs include magnetometer and electromagnetic surveys along with geological reconnaissance and prospecting at an estimated cost of $282,000. A follow-up drill program has also been recommended consisting of 20 diamond drill holes totaling 4,500 metres at a cost of $675,000.

The Geological Survey of Canada (GSC) has requested and has been given access to Trans America's geophysical and geological database. The GSC wishes to use the database in a possible re-interpretation of the area's geological potential.

Those interpretations would be confidential for at least one year and would be conveyed only to Trans America during that period.

Trans America intends to postpone commencement of the recommended follow-up programs on the Lynn Lake property until the GSC work has been completed.

Claymore/Bonnie Glen Gas Project

Trans America held a 6% interest in a 480 acre oil and gas property located in the Claymore area of Alberta. The property was pooled into a 640 acre spacing unit of which Trans America is entitled to a 5.7% revenue share, subject to an 18.3% royalty (02/16-07-047-27 W4/0).

A gas well was drilled several years ago in the "Ellerslie A" zone and shut-in pending market deliverability. The then operator, Mayfair Energy Ltd. of Calgary, Alberta, negotiated a sales agreement with Imperial Oil Resources pursuant to a letter agreement dated February 27, 2003. Under the agreement, Imperial agreed to take gas from the well and process it through its Bonnie Glen Solution Plant for a period of three years. The well was put on stream on December 18, 2003.

After some initial startup problems, current production reached a sustainable flow from two zones in the Ellerslie formation.

Pursuant to an agreement with Fairborne Energy Ltd. of Calgary, Alberta, the Company holds a 0.675% royalty on the same spacing unit in the deeper Wabamun Formation. Under the agreement, Fairborne was obligated to attempt to complete a well in the formation during 2004. Due to regulatory procedures that date has been extended to 2005.

Reference is made to the accompanying financial statements for the three months ended March 31, 2005 regarding revenue received and in particular to the consolidated statements of income and deficit.

TRANS AMERICA INDUSTRIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

QUARTER ENDED MARCH 31, 2005

Shandong Project – Jiaodong Peninsula, China

The company entered into a joint-venture agreement dated January 14, 2005 with Majestic Gold Corp. (MJS:TSX) of Vancouver to carry out an exploration program in Shandong Province, China

The companies have agreed to an exclusive area of interest comprising 900 square kilometers. To earn a 50% interest in the project Trans America is required to provide $750,000 initial funding. The funds will be provided by Trans America participating in a MJS private placement. The proceeds of which will be used to carry out prospecting and exploration within the area of interest using western exploration techniques.

Within the area of interest MJS, under an agreement with Shandong Yantai Muping Gold Mine ("Muping"), has rights to acquire up to a 90% interest in three presently held mining licenses. These licenses totaling 26.68 square kilometres are included in the joint-venture project. Trans America could earn 50% of whatever interest MJS earns in the existing licenses.

The deposits of the Jiaodong Peninsula form one of the largest provinces of granitoid-hosted lode-gold deposits in the world and accounts for approximately 25%, (approximately 50 tonnes) of China's annual gold production. Gold mineralization is mainly associated with NE-SW and NNE-SSW trending regional faults and related secondary fractures in the granitoid intrusions or at the contacts between different lithologies.

As part of the initial financing, Trans America has taken 800,000 units of a MJS $0.70 private placement that includes a share and $0.90 warrants. The proceeds of Trans America's purchase including warrants that may be exercised form the basis of the $750,000 to be provided for by Trans America.

Other Projects

In late March, 2005 Trans America staked two groups of mineral claims in the Southern Interior of British Columbia.

Dam Group consists of two MTO claims, each composed of 25 'cells', and together covering a total of 1,041.82 hectares. The claims are situated about 45 km. East of Kelowna and 23 Km. North of the "Blizzard" uranium occurrence.

Goatskin Group consists of two MTO claims, each composed of 25 'cells' and together covering a total of 1,043.25 hectares. The claims are situated about 65 Km. East-Southeast of Kelowna, and 25 Km. Northeast of the "Blizzard" uranium occurrence.

Both claims groups cover areas that had been held by Falconbridge Nickel Mines Ltd. around 1977 – 1980 at a time when Trans America director James J. McDougall was

TRANS AMERICA INDUSTRIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

QUARTER ENDED MARCH 31, 2005

Falconbridge's Western Canadian Exploration Manager. The claims were acquired as the Geological setting is believed to be similar to the "Blizzard" occurrence.

Trans America has also entered into a staking syndicated to acquire uranium properties in the Western United States.

1.2 *Nature of Business and Overall Performance (Continued)*

Other Assets

The Company continues to hold the following corporate shares valued as of March 31, 2005:

CORPORATION	NUMBER OF SHARES	ADJUSTED BOOK VALUE	MARKET VALUE
Atacama Minerals Corp.	1,723,500	$ 1,013,017	$ 1,740,735
Glencairn Gold Corp. (formerly Black Hawk Mining Inc.)	75,000	41,250	37,125
Miramar Mining Corp.	100,000	65,934	131,000
Compliance Energy Corp.	122,946	35,000	136,470
Rare Element Resources Ltd. (common)	413,646	124,091	93,068
Rare Element Resources Ltd. (warrants)	113,636		
Majestic Gold Corp.	1,169,000	596,901	818,300
Total		$ 1,876,193	$ 2,956,698

1.3 *Selected Annual Information*
n/a

1.4 *Results of Operations*

The Company incurred a net gain of $465,642 for the quarter ended March 31, 2005 compared to a net loss of $53,788 for the quarter ended March 31, 2004. The main reason for the difference was an increase in the gain on sale of investments of $388,805 in the quarter ended March 31, 2005 over the quarter ended March 31, 2004.

There was also an Income Tax Recovery of $107,000 during the quarter ended March 31st, 2005.

TRANS AMERICA INDUSTRIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

QUARTER ENDED MARCH 31, 2005

1.5 *Summary of Quarterly Results*

	QUARTER ENDED			
	JUNE 30 2004	SEPTEMBER 30 2004	DECEMBER 31 2004	MARCH 31 2005
Total revenues	$ 41,771	$ 36,725	$ 25,350	$ **41,290**
Net income (loss) for the period	$ (37,038)	$ (144,628)	$ (235,567)	$ **465,642**
Basic and diluted net income (loss) per share	$ (0.002)	$ (0.007)	$ (0.012)	$ **0.02**

	QUARTER ENDED			
	JUNE 30 2003	SEPTEMBER 30 2003	DECEMBER 31 2003	MARCH 31 2004
Total revenues	$ 5,061	$ 9,404	$ 14,759	$ 23,880
Net income (loss) for the period	$ (76,932)	$ 65,817	$ (395,194)	$ (53,788)
Basic and diluted net income (loss) per share	$ (0.005)	$ (0.004)	$ (0.01)	$ (0.01)

1.6 *Liquidity*

The Company has financed operations and capital costs through the sale of shares and will continue to secure needed operating and investment capital in this manner.

1.7 *Capital Resources*

The Company has working capital of $2,561,270 which is sufficient for its current needs.

1.8 *Off-Balance Sheet Arrangements*

There are no off-balance sheet arrangements to which the Company has committed.

1.9 *Transactions with Related Parties*

During the quarter ended March 31, 2005, the Company paid $19,500 to a company owned by the President for consulting and office services.

TRANS AMERICA INDUSTRIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

QUARTER ENDED MARCH 31, 2005

1.10 *First Quarter*

First quarter results differed, in large measure, from the same quarter in the prior year as a result of the Company's sale of investments of $388,805.

There was also an Income Tax Recovery of $107,000 during the quarter ended March 31st, 2005.

1.11 *Proposed Transaction*

None

1.12 *Critical Accounting Estimates*

Not applicable

1.13 *Changes in Accounting Policies*

Not applicable

1.14 *Financial Instruments*

The Company's financial instruments consist of cash and cash equivalents, short term deposits, accounts receivable, accounts payable and accrued liabilities.

It is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying values, unless otherwise noted.

1.15 *Other Information*

Outstanding share data is disclosed in detail in Note 7 to the March 31, 2005 financial statements.

TRANS AMERICA INDUSTRIES LTD.

Stock Exchange	TSX Venture Exchange
Symbol	TSA
Management Team	John K. Campbell: President and Chief Executive Officer Murray Seitz: Corporate Secretary
Independent Directors	William Meyer, P.Eng. David K. Duval James J. McDougall, P.Eng.
Auditors	Morgan & Company, Vancouver, British Columbia
Transfer Agent	Pacific Corporate Trust Company, Vancouver, British Columbia
Corporate Office	Suite 300 – 905 West Pender Street Vancouver, British Columbia Canada, V6C 1L6 Tel: (604) 688-8042 Fax: (604) 689-8032

TRANS AMERICA INDUSTRIES LTD.

FINANCIAL STATEMENTS

MARCH 31, 2005
(Unaudited)

These unaudited financial statements for the period ended March 31, 2005 have not been reviewed by the Company's auditor.

12 G Exemption # 82-3480

TRANS AMERICA INDUSTRIES LTD.

BALANCE SHEETS
(Unaudited)

	MARCH 31 2005	DECEMBER 31 2004
ASSETS		
Current		
Cash and cash equivalents	$ 2,446,772	$ 1,887,540
Short term deposits	100,000	160,000
Accounts receivable	12,245	15,542
Prepaid expense	7,281	2,000
	2,566,298	2,065,082
Investments (Note 3)	1,876,193	1,442,773
Capital Assets (Note 4)	3,118	3,317
Oil And Gas Property (Note 5)	79,215	82,924
Mineral Properties And Deferred Exploration Expenditures (Note 6)	699,617	697,333
	$ 5,224,441	$ 4,291,429
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 5,028	$ 5,658
SHAREHOLDERS' EQUITY		
Share Capital (Note 7)	11,047,771	10,406,191
Contributed Surplus	364,099	537,679
Deficit	(6,192,457)	(6,658,099)
	5,219,413	4,285,771
	$ 5,224,441	$ 4,291,429

Approved by the Directors:

"David Duval" "John K. Campbell"

TRANS AMERICA INDUSTRIES LTD.

STATEMENTS OF INCOME AND DEFICIT
(Unaudited)

	THREE MONTHS ENDED MARCH 31	
	2005	2004
Revenue		
Interest	$ 12,337	$ 10,086
Gas sales	33,244	17,050
Royalties	(4,291)	(3,256)
	41,290	23,880
Expenses		
Depletion	3,709	2,494
Amortization	199	197
Management and consulting fees (Note 8)	19,500	22,500
Office facilities and services	8,166	11,593
Oil and gas property operating expenses	6,738	3,839
Professional fees	11,052	3,900
Property examination costs	11,854	-
Regulatory fees	7,241	3,775
Shareholder communication	-	349
Stock based compensation (Note 7)	-	20,811
Transfer agent	1,396	3,666
Travel and promotion	1,598	4,544
	71,453	77,668
Loss Before The Following	(30,163)	(53,788)
Gain (Loss) On Sale Of Investments	388,805	-
Income (Loss) Before Income Taxes	358,642	-
Income Tax Recovery	107,000	-
Net Income (Loss) For The Period	465,642	(53,788)
Deficit, Beginning Of Period	(6,658,099)	(6,187,078)
Deficit, End Of Period	$ (6,192,457)	$ (6,240,866)
Basic And Diluted Net Income (Loss) Per Share	$ 0.02	$ (0.01)
Weighted Average Number Of Shares Outstanding	21,273,254	19,358,846

TRANS AMERICA INDUSTRIES LTD.

STATEMENTS OF CASH FLOWS
(Unaudited)

	THREE MONTHS ENDED MARCH 31	
	2005	2004
Cash Flows From Operating Activities		
Net income (loss) for the year	$ 465,642	$ (53,788)
Add (Deduct): Items not involving cash:		
Depletion	3,709	2,494
Depreciation	199	197
Stock based compensation	-	20,811
Gain on sale of investments	(388,805)	-
Income tax recovery	(107,000)	-
	(26,255)	(30,286)
Change in non-cash operating working capital items:		
Short term deposits	60,000	-
Accounts receivable	3,297	45,192
Prepaid expense	(5,281)	(952)
Accounts payable and accrued liabilities	(630)	139,750
	31,131	153,704
Cash Flows From Financing Activities		
Proceeds from disposal of investments	515,385	-
Issue of share capital	575,000	300,000
	1,090,385	300,000
Cash Flows From Investing Activities		
Investments	(560,000)	-
Oil and gas property	-	(1,915)
Mineral properties and deferred exploration expenditures	(2,284)	(276,658)
	(562,284)	(278,573)
Increase (Decrease) In Cash And Cash Equivalents	559,232	175,131
Cash And Cash Equivalents, Beginning Of Period	1,887,540	2,013,229
Cash And Cash Equivalents, End Of Period	$ 2,446,772	$ 2,188,360
Interest Paid	$ -	$ -
Taxes Paid	$ -	$ -

TRANS AMERICA INDUSTRIES LTD.

NOTES TO FINANCIAL STATEMENTS

MARCH 31, 2005
(Unaudited)

1. BASIS OF PRESENTATION

The interim financial statements of Trans America Industries Ltd. (the "Company") have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim financial statements have been prepared following the same accounting policies and methods of computation as the financial statements for the fiscal year ended December 31, 2004, except as described below. The disclosures included below are incremental to those included with the annual financial statements. The interim financial statements should be read in conjunction with the financial statements and the notes thereto in the Company's annual report for the year ended December 31, 2004.

2. SIGNIFICANT ACCOUNTING POLICIES

a) Cash and Cash Equivalents

Cash and cash equivalents consist of cash and short term deposits with maturities of 90 days or less when acquired.

b) Investments

Long term investments over which the Company does not exercise significant influence are carried at cost. Long term investments are written down if management believes there has been a permanent impairment in their value.

c) Foreign Currency Translation

Transactions recorded in United States dollars are translated as follows:

- monetary assets and liabilities at the rate prevailing at the balance sheet date.
- non-monetary assets and liabilities at historic rates.
- income and expenses at the average rate in effect during the year.

d) Capital Assets

Capital assets are stated at net book value. Depreciation is provided on a declining balance basis over the estimated useful lives of the assets using the following annual rates:

Office furniture	20%
Computer equipment	30%

TRANS AMERICA INDUSTRIES LTD.

NOTES TO FINANCIAL STATEMENTS

MARCH 31, 2005
(Unaudited)

2. **SIGNIFICANT ACCOUNTING POLICIES** (Continued)

e) Financial Instruments

The Company's financial instruments consist of cash and cash equivalents, short term deposits, accounts receivable, and accounts payable and accrued liabilities. Fair value approximates carrying value since they are short term in nature and are receivable or payable on demand.

f) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes to the consolidated financial statements. Actual results may differ from those estimates.

g) Earnings (Loss) Per Share

The Company calculates earnings per share using the treasury stock method. Under the treasury stock method, only options and warrants with exercise prices less than current market prices are included in the dilution calculations. In computing diluted earnings per share, no shares were added to the weighted average number of common shares outstanding during the periods ended March 31, 2005 and 2004 as the effect of potentially issuable common shares is anti-dilutive.

h) Stock Based Compensation

The Company's Option Plan provides for granting of stock options to directors, officers and employees. The Company uses the fair value method for valuing stock option grants. Compensation costs attributable to share options granted are measured at fair value at the grant date and are expensed with a corresponding increase to contributed surplus. Upon exercise of the stock options, consideration paid by the option holder together with the amount previously recognized in contributed surplus is recorded as an increase to share capital.

i) Income Taxes

Income taxes are calculated using the liability method of accounting. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. Future tax assets are recognized to the extent that they are considered more likely than not to be realized. Future income tax liabilities or assets are calculated using the tax rates anticipated to apply in the periods that the temporary differences are expected to reverse.

TRANS AMERICA INDUSTRIES LTD.

NOTES TO FINANCIAL STATEMENTS

MARCH 31, 2005
(Unaudited)

2. **SIGNIFICANT ACCOUNTING POLICIES** (Continued)

j) Mineral Properties and Related Deferred Exploration Expenditures

The Company defers all direct exploration expenditures on mineral properties in which it has a continuing interest to be amortized over the productive period when a property reaches commercial production.

On an annual basis or when impairment indicators arise, the Company evaluates the future recoverability of its mineral property costs. Impairment losses or write downs are recorded in the event the net book value of such assets exceeds the estimated indicated future cash flows attributable to such assets.

k) Oil and Gas Property

The Company follows the full cost method of accounting for oil and gas properties, as presented in CICA Guideline 16 – Oil and Gas Accounting – Full Cost. All costs associated with the exploration for and development of oil and natural gas reserves are capitalized. Capitalized costs include acquisition costs, geological and geophysical costs, development costs of both productive and unproductive wells, plant and equipment costs, administration costs reasonably allocable to these activities, and capitalized interest.

Capitalized costs are depleted and depreciated using the unit-of-production method, based on the estimated proven oil and natural gas reserves as determined by independent engineers.

The Company annually applies a ceiling test to capitalized costs, net of accumulated depletion and depreciation, to ensure these do not exceed the estimated undiscounted value of future net revenues from proved oil and natural gas reserves, based on year-end prices and costs, adjusted for estimated future general and administrative expenses, abandonment and site restoration costs, financing costs and income taxes.

l) Flow-Through Shares

The Company adopted CICA EIC146 – "Flow-Through Shares", effective January 1, 2004, using the prospective application method. Resource expenditures related to exploration and development activities funded by flow-through share arrangements are renounced to investors in accordance with income tax legislation. Share capital is reduced and the future income tax liability is increased by the estimated cost of the renounced tax deductions.

TRANS AMERICA INDUSTRIES LTD.

NOTES TO FINANCIAL STATEMENTS

MARCH 31, 2005
(Unaudited)

3. INVESTMENTS

Long term investments comprise:

	MARCH 31 2005	DECEMBER 31 2004
Atacama Minerals Corp., at cost – 1,723,500 common shares (2004 - 1,799,800 common shares) (quoted market value $1,740,735; 2004 - $971,892)	$ 1,013,017	$ 1,076,497
Other portfolio investments, at lower of cost or written down values (quoted market value $1,215,963; 2004 - $1,094,386)	863,176	366,276
	$ 1,876,193	$ 1,442,773

4. CAPITAL ASSETS

	MARCH 31 2005	DECEMBER 31 2004
Office equipment	$ 17,105	$ 17,105
Computer equipment	7,034	7,034
	24,139	24,139
Less: Accumulated depreciation	(21,021)	(20,822)
Net book value	$ 3,118	$ 3,317

5. OIL AND GAS PROPERTY

The Company acquired a 5.7% well production interest in an oil and gas property located in the Claymore Area, Alberta, by incurring 6.0% of the production and development costs.

	MARCH 31 2005	DECEMBER 31 2004
Cost	$ 98,133	$ 98,133
Depletion	(18,918)	(15,209)
Net book value	$ 79,215	$ 82,924

TRANS AMERICA INDUSTRIES LTD.

NOTES TO FINANCIAL STATEMENTS

MARCH 31, 2005
(Unaudited)

6. MINERAL PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES

Manitoba Property

During the year ended December 31, 2003, the Company staked 27 mineral claims in the Lynn Lake area of Manitoba. In the year ended December 31, 2004, an additional 6 mineral claims in the Lynn Lake area were staked.

Mineral properties and deferred exploration expenditures for the Lynn Lake Property are comprised of the following amounts:

	MARCH 31 2005	DECEMBER 31 2004
Staking	$ 29,066	$ 29,066
Engineering and consulting	63,900	63,900
Survey and geophysical	234,924	234,924
Line cutting and roads	137,912	137,912
Supplies	58,153	58,153
Drilling	282,500	282,500
Assays	22,079	22,079
Reports and mapping	39,980	39,980
Mineral Exploration Assistance Program	(171,181)	(171,181)
	697,333	697,333

The Company received $100,077 from the Manitoba government in 2004 (2003 - $71,104) under the Mineral Exploration Assistance Program, which funds up to 35% of eligible exploration expenditures for the Lynn Lake Property.

British Columbia Properties

During the period ended March 31, 2005, the Company staked 4 mineral claims in the upper Kettle River area of British Columbia.

Mineral Properties and deferred exploration expenditures for the British Columbia properties are comprised of the following amounts:

Staking	2,284	-
Total mineral properties and deferred exploration expenditures	$ 699,617	$ 697,333

TRANS AMERICA INDUSTRIES LTD.

NOTES TO FINANCIAL STATEMENTS

MARCH 31, 2005
(Unaudited)

6. **MINERAL PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES** (Continued)

China Property

The Company entered into a joint venture agreement dated January 14, 2005, with Majestic Gold Corp., for an option to acquire a 50% interest in Majestic's 60% interest in the Shandong Project, located in the Shandong Province in the People's Republic of China. The Company can earn its interest in the project by purchasing 800,000 units of Majestic Gold Corp. for $560,000 and exercising share purchase warrants in the amount of $190,000 by January 14, 2006.

During the period ended March 31, 2005, the Company purchased 800,000 units of Majestic Gold Corp. Each unit consists of one common share and one share purchase warrant. Each warrant entitles the Company to purchase an additional share of Majestic God Corp. at a price of $0.90 for one year, with forced conversion if the shares of Majestic trade over $1.50 for more than twenty consecutive days.

7. **SHARE CAPITAL**

a) Authorized

Unlimited common shares without par value

b) Issued

	NUMBER OF SHARES	AMOUNT
Balance, December 31, 2003	19,062,143	$ 9,878,562
Shares issued on exercise of warrants	1,000,000	300,000
Shares issued on exercise of options	500,000	125,000
Contributed surplus reduced on exercise of stock options	-	102,629
Balance, December 31, 2004	20,562,143	10,406,191
Shares issued for cash pursuant to private placements	1,000,000	400,000
Shares issued on exercise of options	500,000	175,000
Contributed surplus reduced on exercise of stock options	-	173,580
Income tax benefits renounced with respect to flow-through shares issued	-	(107,000)
Balance, March 31, 2005	22,062,143	$ 11,047,771

TRANS AMERICA INDUSTRIES LTD.

NOTES TO FINANCIAL STATEMENTS

MARCH 31, 2005
(Unaudited)

7. **SHARE CAPITAL** (Continued)

b) Issued (Continued)

During the period ended March 31, 2005, the Company completed a private placement of 1,000,000 units at $0.40 per unit for proceeds of $400,000. Each unit consists of one common share and one share purchase warrant. Each share purchase warrant entitles the holder to purchase one additional common share at $0.50 per share to March 3, 2006.

c) Stock Based Compensation

The Company has a stock option plan that provides for the issuance of options to its directors, officers and employees. The maximum number of outstanding options must be no more than 10% of the issued and outstanding shares at any point in time. Compensation costs attributable to share options granted to employees, directors or consultants is measured at fair value at the grant date and expensed with a corresponding increase to contributed surplus. Upon exercise of the stock options, consideration paid by the option holder together with the amount previously recognized in contributed surplus is recorded as an increase to share capital. During the year ended December 31, 2004, the Company recorded $189,811 (2003 - $378,494) in stock based compensation for options granted during the year.

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2004	2003
Risk free interest rate	**3.1%**	3.2%
Expected life	**3**	4
Expected volatility	**116%**	131%
Expected dividend yield	**-**	-
Weighted average of fair value of options granted	**$0.24**	$0.34

TRANS AMERICA INDUSTRIES LTD.

NOTES TO FINANCIAL STATEMENTS

MARCH 31, 2005
(Unaudited)

7. **SHARE CAPITAL** (Continued)

d) Options Outstanding

As at March 31, 2005, options were outstanding for the purchase of common shares as follows:

NUMBER OF SHARES	EXERCISE PRICE PER SHARE	NUMBER EXERCISABLE AT DECEMBER 31 2004	EXPIRY DATE
350,000	$ 0.35	600,000	December 9, 2008
50,000	0.35	50,000	January 6, 2009
300,000	0.35	550,000	August 18, 2009
300,000	0.35	300,000	December 7, 2009

A summary of changes in stock options for the period ended March 31, 2005 and December 31, 2004 is presented below:

	SHARES	WEIGHTED AVERAGE EXERCISE PRICE
Balance, December 31, 2003	1,100,000	$ 0.42
Granted	900,000	0.36
Exercised	(500,000)	(0.25)
Repriced	(600,000)	(0.56)
Repriced	600,000	0.35
Balance, December 31, 2004	1,500,000	0.35
Exercised	(500,000)	0.35
Balance, March 31, 2005	1,000,000	$ 0.35

TRANS AMERICA INDUSTRIES LTD.

NOTES TO FINANCIAL STATEMENTS

MARCH 31, 2005
(Unaudited)

7. **SHARE CAPITAL** (Continued)

d) Options Outstanding (Continued)

During the year ended December 31, 2004, the Company repriced the following outstanding stock options:

NUMBER OF OPTIONS	ORIGINAL EXERCISE PRICE	NEW EXERCISE PRICE	EXPIRY DATE
550,000	$ 0.56	$ 0.35	December 9, 2008
50,000	$ 0.56	$ 0.35	January 6, 2009

All other terms of the options remain unchanged.

An additional $22,000 of stock based compensation expense was recognized by the Company at the time of repricing.

e) Share Purchase Warrants

	WARRANTS	WEIGHTED AVERAGE EXERCISE PRICE
Balance, December 31, 2003	1,650,000	$ 0.40
Exercised	(1,000,000)	(0.30)
Expired	(650,000)	0.55
Balance, December 31, 2004	-	-
Issued	1,000,000	0.50
Balance, March 31, 2005	1,000,000	$ 0.50

8. **RELATED PARTY TRANSACTIONS**

During the period ended March 31, 2005, the Company incurred management fees of $12,000 (2004 - $12,000), and secretarial and office services of $7,500 (2004 - $10,500) from a company owned by the President.